Filed Pursuant to Rule 433

Registration Statement No. 333-238607-01

Relating to Preliminary Prospectus Supplement dated March 2, 2021 and

Prospectus dated May 22, 2020

BOSTON PROPERTIES PRICES $850.0 MILLION OFFERING OF GREEN BONDS

AND ANNOUNCES REDEMPTION OF 5.25% SERIES B CUMULATIVE

REDEEMABLE PREFERRED STOCK

BOSTON, MA, March 2, 2021 – Boston Properties, Inc. (NYSE: BXP) (the “Company”), the largest publicly-traded developer, owner and manager of Class A office properties in the United States, announced today that its operating partnership, Boston Properties Limited Partnership (“BPLP”), has agreed to issue $850.0 million of 2.550% senior unsecured notes due 2032 in an underwritten public offering through BofA Securities, Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and TD Securities (USA) LLC as joint book-running managers (the “Offering”). The notes were priced at 99.570% of the principal amount to yield 2.595% to maturity. The notes will mature on April 1, 2032 unless earlier redeemed. The Offering is expected to close on March 16, 2021, subject to the satisfaction of customary closing conditions. In addition, the Company announced that it will redeem all outstanding shares of its 5.25% Series B Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock”) (CUSIP 101121 309/US1011213097) and the corresponding depositary shares, each representing 1/100th of a share of Series B Preferred Stock (the “Depositary Shares”) (NYSE: BXP PRB) (CUSIP 101121 408/US1011214087), on April 1, 2021 (the “Redemption”).

The Offering

The estimated net proceeds from the Offering are expected to be approximately $839.2 million. BPLP intends to allocate an amount equal to the net proceeds from the Offering to the financing and refinancing of recently completed and future “eligible green projects” in the United States.

This is BPLP’s third green bond offering, following its initial $1.0 billion green bond offering in November 2018 and its $850.0 million green bond offering in June 2019. BPLP currently owns and actively manages 28.8 million square feet of green building projects, of which 96% have been certified at the two highest LEED certification levels of Gold and Platinum. BPLP actively works to promote its growth and operations in a sustainable and responsible manner and has earned nine consecutive Global Real Estate Sustainability Benchmark (GRESB) “Green Star” recognitions and the highest GRESB 5-star Rating. Over the last 12 years, BPLP has implemented energy conservation projects and other measures in actively managed office buildings that have reduced site energy use intensity by 27% and greenhouse gas emissions intensity by 70%.

# # #

Pending the allocation of an amount equal to the net proceeds of the notes to “eligible green projects,” BPLP may use the net proceeds from the Offering to repay all amounts outstanding under its $500.0 million delayed draw term loan facility, to redeem all of its outstanding Series B Cumulative Redeemable Preferred Units (the “Series B Preferred Units”) that are held by the Company, and are equal in number to and have substantially identical economic terms as the Company’s Series B Preferred Stock, and for other uses. The Company intends to use the amounts received from BPLP upon redemption of the Series B Preferred Units to fund the Redemption. Net proceeds allocated to previously incurred costs associated with “eligible green projects” will be available for repayment of debt or other uses.

BPLP has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents BPLP has filed with the Securities and Exchange Commission for more complete information about BPLP and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related prospectus supplement from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, Email: dg.prospectus_requests@bofa.com; Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, Telephone: (800) 503-4611, Email: prospectus.cpdg@db.com; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, Telephone: (212) 834-4533; Morgan Stanley & Co. LLC, 1585 Broadway, 4th Floor, New York, New York 10036, Telephone: 1-866-718-1649, Email: prospectus@morganstanley.com; TD Securities (USA) LLC, 1 Vanderbilt Avenue, 12th Floor, New York, New York 10017, Attention: Transaction Management Group, Email: USTMG@tdsecurities.com, Telephone: 1-855-495-9846.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The Redemption

The Depositary Shares will be redeemed at a redemption price of $25.00 per share, plus all accrued and unpaid dividends per share up to, but excluding, April 1, 2021 (the “Redemption Date”), which equals approximately $25.1641 per share (the “Redemption Price”).

From and after the Redemption Date, dividends on the Depositary Shares representing interests in the Series B Preferred Stock shall cease to accrue and holders of the Depositary Shares will not have any rights as such holders other than the right to receive the Redemption Price. Upon redemption, the Depositary Shares will no longer be outstanding and will no longer trade on the New York Stock Exchange.

# # #

The Depositary Shares are held in book-entry form through The Depository Trust Company (“DTC”) and will be redeemed in accordance with the procedures of DTC. Payment to DTC for the Depositary Shares will be made by Computershare Inc. and Computershare Trust Company, N.A., collectively, as redemption agent. Questions regarding the redemption of the Depositary Shares can be directed to Computershare Inc., 150 Royall Street, Canton, MA 02021, Attention: Corporate Actions, telephone 800-546-5141.

Boston Properties (NYSE: BXP) is the largest publicly-held developer and owner of Class A office properties in the United States, concentrated in five markets - Boston, Los Angeles, New York, San Francisco and Washington, DC. The Company is a fully integrated real estate company, organized as a real estate investment trust (REIT), that develops, manages, operates, acquires and owns a diverse portfolio of primarily Class A office space. The Company’s portfolio totals 51.2 million square feet and 196 properties, including six properties under construction/redevelopment.

This press release contains forward-looking statements within the meaning of the Federal securities laws. You can identify these statements by our use of the words “will,” “expects,” “intends” and similar expressions that do not relate to historical matters. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond Boston Properties’ control and could materially affect actual results, performance or achievements. These factors include, without limitation, Boston Properties’ ability to satisfy the closing conditions to the Offering described above, Boston Properties’ ability to pay the Redemption Price for the Depositary Shares and other risks and uncertainties detailed from time to time in Boston Properties’ filings with the SEC. Boston Properties does not undertake a duty to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

AT THE COMPANY

Mike LaBelle

Executive Vice President

Chief Financial Officer and Treasurer

617.236.3352

Sara Buda

Vice President, Investor Relations

sbuda@bxp.com

617.236.3429

# # #